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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paloma Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane
(No. and Street)

Greenwich	CT	06836-2571
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Rothbaum (203) 861-4878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	NY	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Rothbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paloma Securities L.L.C., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member of
Paloma Securities L.L.C.

We have audited the accompanying statement of financial condition of Paloma Securities L.L.C. (a Limited Liability Company) (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of the financial condition referred to above presents fairly, in all material respects, the financial position of Paloma Securities L.L.C. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2009

Paloma Securities L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

(Dollars in thousands)

December 31, 2008

Assets		
Cash	$	5,977
Foreign currency contracts, at fair value (cost $154)		288
Securities purchased under agreements to resell		1,529,712
Securities borrowed		6,822,275
Due from brokers and others		93,874
Collateral received under securities lending agreements		323,982
Interest and dividends receivable		13,660
Due from affiliates		4,855
Other assets		393
Total assets	$	8,795,016
Liabilities and member's equity		
Liabilities:		
Foreign currency contracts, at fair value	$	152
Securities sold under agreements to repurchase		4,396,736
Securities loaned		3,869,460
Due to brokers and others		1,460
Amounts payable under securities lending agreements		323,982
Interest and dividends payable		31,098
Incentive fees and bonus payable		9,157
Due to affiliates		12,182
Accrued expenses and other liabilities		1,028
Total liabilities		8,645,255
Member's equity		149,761
Total liabilities and member's equity	$	8,795,016

See accompanying notes.

Paloma Securities L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition
(Dollars in thousands)

December 31, 2008

1. Organization and Summary of Significant Accounting Policies

Organization

Paloma Securities L.L.C. (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's broker-dealer operations primarily consist of securities lending activities. The term of the Company shall end at the close of business on December 31, 2037.

There is one member of the Company, Clove Creek Corp. ("Clove"), which is wholly-owned by Sunrise Partners Limited Partnership ("Sunrise"). Brad Rothbaum is a non-member manager (the "Manager") of the Company.

Use of Estimates

The preparation of this statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Cash

At December 31, 2008, the majority of cash was held by JPMorgan Chase Bank, N.A. ("JPMorgan") and its subcustodians.

Foreign Currency Contracts

At year end, the Company held over-the-counter ("OTC") options and OTC forward-currency contracts, which are private contracts negotiated with counterparties. In the normal course of business, the Company enters into these forward-currency contracts to facilitate its securities lending activities in multiple currencies. The Company records these forward-currency contracts at fair value on a daily basis by using an independent model that utilizes data inputs from independent sources.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreement to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted repurchase or resale amounts plus accrued interest. Open reverse repurchase agreements and repurchase agreements are presented, net by counterparty, in the statement of financial condition, where applicable. The Company holds collateral with a market value equal to or in excess of the contract amounts, including accrued interest, under reverse repurchase agreements. Similarly, the Company provides collateral to counterparties under repurchase agreements. Collateral is valued daily, and the Company requires counterparties to deliver additional collateral or return collateral pledged, as necessary.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. When the Company borrows securities, it deposits cash or marketable securities as collateral with the lender. When the Company lends securities, it receives cash or marketable securities as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

In the normal course of business, the Company enters into reverse repurchase agreements and borrows securities on terms that permit it to re-pledge or resell the securities to others. At December 31, 2008, the fair value of the securities obtained from the securities borrowed and reverse repurchase agreements was $7,992,317 and the collateral value of the cash collateral deposited with lenders was $8,351,987. Substantially all of the Company's securities obtained under reverse repurchase agreements and securities borrowed have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities at December 31, 2008. Therefore, the Company received cash collateral of $8,266,196 in return for these securities that were transferred to the Company's securities lending counterparties. In calculating the collateral requirements, the Company looks at its net exposure by counterparty.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned (continued)

In accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when the Company lends securities and receives marketable securities instead of cash as collateral, the Company records these marketable securities as an asset (collateral received under securities lending agreements) in the statement of financial condition together with a corresponding liability (amounts payable under securities lending agreements).

In accordance with industry practice, the Company does not record securities borrowed in the statement of financial condition when the Company borrows securities and deposits marketable securities instead of cash with the lender. At December 31, 2008, the market values of these securities borrowed and the marketable securities that collateralize these borrowings were $1,037,677 and $1,064,076 respectively. Likewise, the Company does not record securities loaned in the statement of financial condition when the borrower deposits marketable securities with the Company. At December 31, 2008, the market value of these securities loaned was $307,952. As stated above, the marketable securities received as collateral for these transactions are recorded in the statement of financial condition.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year end exchange rate.

Income Taxes

The Company is a single-member limited liability company, and as such is disregarded as a separate entity from Clove for federal and state income taxes purposes. Therefore, the results of the Company's operations are included in Clove's federal and state income tax returns. However, Clove allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income tax payer. At year end $5,553 was payable to Clove and is included in due to affiliates in the statement of financial condition.

(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. On December 30, 2008, the FASB further delayed the effective date of FIN 48 for certain non-public enterprises until fiscal years beginning after December 15, 2008. Management has elected to defer adoption of FIN 48. At this time, management is evaluating the implications of FIN 48 and its impact on the financial statements, if any, has not yet been determined. The Company will continue to accrue for uncertain tax positions only when such liabilities are probable and reasonably estimable until FIN 48 is effective.

New Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standard 161, *Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("FAS 161"). The statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. The statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements, if any, has not yet been determined.

In February 2008, FASB issued FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*, to provide guidance when a purchase of a financial asset and its financing via repurchase agreement occurs contemporaneously. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those years. At this time, management is evaluating the implications of FAS 140-3 and its impact on the financial statements, if any, has not yet been determined.

(Dollars in thousands)

2. Fair Value Measurements

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards Number 107, "*Disclosures about Fair Value of Financial Instruments*," approximates the carrying amounts presented in the statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*" ("FAS 157"). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. FAS 157 requires assets and liabilities recorded at fair value in the statement of financial condition to be categorized based upon the level of judgment associated with the inputs used to measure their fair value. These inputs are summarized into three broad levels below:

Level 1 – Inputs are unadjusted and typically represent quoted prices in active markets for identical assets and liabilities at the measurement date. For example, exchange-traded stocks, futures and options.

Level 2 – Inputs other than quoted prices that are observable for assets and liabilities either directly or indirectly, including inputs in markets that are not considered to be active, at the measurement date. For example, corporate bonds, OTC options and currency forwards.

Level 3 – Inputs reflect management's best estimate in pricing the assets and liabilities at the measurement date. For example, private equity, investment partnerships and securities with no readily available market prices.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

According to FAS 157 all of the Company's foreign currency contracts, as reported on the statement of financial condition, (both assets and liabilities) are level 2 securities. During the year 2008, the Company sold its only level 3 security, a preferred stock, for $15.

3. Risk Management

In the ordinary course of business, the Company manages a number of risks including counterparty credit risk, liquidity risk, and operational risk. The Company identifies, measures, and monitors risk through various control mechanisms, including trading limits, capital-usage limits, and diversifying exposures and activities across a variety of instruments, markets, and counterparties.

3. Risk Management (continued)

The Company maintains securities lending relationships with counterparties that include U.S. and non-U.S. broker-dealers and financial institutions; these relationships could result in concentration of counterparty credit risk. The Company could also be exposed to credit risk if counterparties fail to fulfill their obligations or the value of any collateral becomes inadequate. The Company has formulated credit-review policies to control counterparty credit risk by following an established credit-approval process, daily monitoring of net exposure to individual counterparties and requiring additional collateral where appropriate.

Liquidity risk arises in the general funding of the Company's securities lending activities. It includes the risks of not being able to fund these activities on settlement dates. The Company manages its liquidity risk by financing its securities lending activities through the use of several bank lines of credit, as described in note 6.

Operational risk is the potential for loss caused by a deficiency in information, communication, transaction processing and settlement, and accounting systems. The Company maintains controls that include systems and procedures to record and reconcile transactions and positions, and to obtain necessary documentation for its securities lending activities.

Counterparty credit risk arises from the potential inability of counterparties to perform their obligations under the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of OTC contracts reported as net assets, net of collateral received or paid, pursuant to master netting agreements, as well as the net amounts of collateral receivable from counterparties for outstanding securities lending and borrowing transactions, pursuant to master netting agreements.

At December 31, 2008, the Company's exposure to counterparty credit risk was $828 which is the fair value of the OTC contracts reported as net assets, net of collateral received or paid. According to Fitch Ratings, and external rating agency, the credit rating of $768 of this exposure is AA- and $60 is A+. The Company believes that the ultimate settlement of the OTC and securities borrowing and lending transactions outstanding at year-end will not have a material effect on the Company's financial condition.

(Dollars in thousands)

4. Commitments and Contingent Liabilities

In accordance with the FASB Interpretation No. 45, the Company is required to disclose information about obligations under certain guarantees. As of December 31, 2008, the Company had contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Company has not recorded any liabilities in the financial statements for these indemnifications.

The Company has obligations under operating leases with initial noncancellable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2008, are approximately listed below:

2009	$	143
2010		115
2011		57
2012		58
2013		39
	$	412

Certain leases contain escalation clauses.

5. Due From Brokers and Others

Due from brokers and others primarily consists of cash deposited with the custodian. Interest is recorded at the daily broker rate.

At December 31, 2008, the majority of due from brokers and others was maintained with JPMorgan and Fixed Income Clearing Corporation, a subsidiary of The Depository Trust and Clearing Corporation.

6. Credit Facilities

During the year, the Company had secured and unsecured loans payable to two banks that bore interest at the effective federal funds rate plus 50 to 100 basis points. The secured loans were collateralized by certain securities borrowed by the Company. The Company utilizes these credit facilities to finance its securities lending operations. Throughout the year, the Company drew down and repaid these facilities. At December 31, 2008 there was no loan outstanding.

(Dollars in thousands)

6. Credit Facilities (continued)

In addition, the Company has a credit facility with Skandinaviska Enskilda Banken AB (publ) (the "Bank"). Under the facility, the Bank will make revolving advances up to $100,000, which bears interest at Libor plus 10 basis points (0.54% at December 31, 2008), to the Company for its obligations under certain securities lending transactions. Also, the Bank will guarantee the delivery of collateral and payments by the Company to counterparties in respect of those securities lending transactions up to $1,000,000 of aggregate notional amount. The Bank's advances and guarantees are secured by a collateral assignment of the Company's rights under those securities lending transactions with these counterparties. At December 31, 2008, there were no securities loaned under this credit facility.

7. Related Party Transactions

Certain securities lending and prime brokerage activities of the Company are guaranteed by Sunrise and Paloma International L.P. ("PIL"), the majority limited partner of Sunrise. Guaranteed amounts for each counterparty vary depending upon the agreement. For the year ended December 31, 2008, Sunrise and PIL charged the Company $3,160 for providing these guarantees, all of which is payable at year end and included in due to affiliates in the statement of financial condition.

Paloma Partners Management Company ("PPMC") provided personnel, office facilities, and administrative support to the Company in addition to paying some expenses on behalf of the Company, all of which the Company did or will reimburse PPMC. At year end approximately $192 was payable to PPMC, and included in due to affiliates in the statement of financial condition. The owners of PPMC are also the owners and managing members of Paloma Partners Company, L.L.C., which is a general partner of each of Sunrise and PIL.

The Company also utilizes JPMorgan as the administrator to provide certain middle and back office services pursuant to a subcontracting arrangement between JPMorgan and PPMC.

Paloma Securities Australia Pty Ltd. ("Australia"), a subsidiary of Clove, provides services related to the securities lending activities of the Company. At year end approximately $690 was payable to Australia and is included in due to affiliates in the statement of financial condition.

(Dollars in thousands)

7. Related Party Transactions (continued)

Paloma Securities London Ltd, ("London") is a subsidiary of Clove and is a counterparty to the Company. London also provides services related to the securities lending activities of the Company. At year end approximately $2,587 was payable to London and is included in due to affiliates in the statement of financial condition.

Securities borrowed, interest and dividends receivable, and collateral received under securities lending agreements include approximately $1,151,827, $2,674, and $10,174 respectively, from affiliates. Securities loaned, and interest and dividends payable include approximately $807,770 and $1,544, respectively, due to affiliates.

In accordance with an investment management agreement, the Company manages certain funds for Sunrise for which the Company is entitled to an annual performance fee from Sunrise. At year end, all of the fee was receivable from Sunrise and is included in due from affiliates in the statement of financial condition.

During the year, the Company had loans payable to Sunrise that bore interest at the federal funds rate plus 35 basis points. At December 31, 2008, the Company had no outstanding loans with Sunrise.

The Company maintains a defined contribution retirement plan, which covers all participating employees. The Company makes matching contributions to the plan in accordance with the plan provisions. All such contributions vest over a five year period.

8. Net Capital Requirements

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2008, the Company had net capital of $115,644.

9. Subsequent Events

From January 1, 2009 through February 27, 2009, the Company had no capital additions and withdrawals by Clove.

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STATEMENT OF FINANCIAL CONDITION

Paloma Securities L.L.C. (a Limited Liability Company)

December 31, 2008
With Report of Independent Registered Public Accounting Firm